Organicell Regenerative Medicine, Inc.

4045 Sheridan Avenue, Suite 239

Miami Beach, FL 33140

March 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Ms. Jennifer Angelini

   Mr. Sergio Chinos

Re: Organicell Regenerative Medicine, Inc. (the Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed December 15, 2021

File No. 333-257899

Ladies and Gentlemen:

In response to the Staff’s comment letter dated December 23, 2021 (the “Letter”), the Company hereby files Amendment No. 2 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comment set forth in the Letter. For your convenience, the response to the comment follows the comment itself.

Form S-1/A filed December 15, 2021

Executive Compensation, page 59

Comment:

1.	Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K with respect to your last fiscal year ended October 31, 2021.

Response:

We respectfully advise the Staff that the within filing provides all required financial and narrative updates to the Company’s Registration Statement for the fiscal year ended October 31, 2021, including the required financial statements, financial information, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Executive Compensation and related party transactions.

If you have any further questions or comments, kindly contact the undersigned at (310) 200-9741 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer